

2 year Return Notes linked to the J.P. Morgan Strategic Volatility Dynamic Index

OVERVIEW

The J.P. Morgan Strategic Volatility Dynamic Index (the "Index") is a synthetic, dynamic strategy that aims to reflect flat to positive sensitivity to the volatility of large cap U.S. stocks by replicating the returns from combining a fixed long position and a contingent, scaled short position in futures contracts on the CBOE Volatility Index® (the "Vix Index"), where the synthetic long position and, when activated, the synthetic short position, are rolled throughout each month.

The index maintains a systematic long position in 3rd, 4th, 5th and 6th month futures contracts and progressively activates a short position in 2nd and 3rd month VIX futures contracts if there is negative spread between the VIX and the time-weighted average of 2nd and 3rd month futures contracts (i.e. when the market is in contango), wherein the Index targets a flat to positive sensitivity to volatility.

You may lose some or all of your principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Underlying:	J.P. Morgan Strategic Volatility Dynamic Index
Underlying ticker:	JPUSSTVD
Payment at Maturity:	Per note, $1,000 x (1 + Index Return)
Maximum Return:	n/a
Index Return:	On any Valuation Date, (Index closing level on that Valuation Date – Initial Index Level) / Initial Index Level
Initial Index Level:	The Index closing level on the Inception Date
Repurchase Fee:	0.50%*
Inception Date:	May 28, 2013
Ending Averaging Date:	May 19, 2015, May 20, 2015, May 21, 2015, May 22, 2015 and May 26, 2015
Maturity Date:	May 29, 2015
CUSIP:	48126D3P2
Preliminary Term Sheet:	http://www.sec.gov/Archives/edgar/data/19617/000095010313002715/crt_dp37962-fwp.pdf

For information about the estimated value of the notes, which will likely be lower than the price you paid for the notes, see the hyperlink above.

*You may request that we repurchase your notes daily in a minimum denomination equal to $1,000 subject to our acceptance of your request and your compliance with the procedural requirements described in the accompanying term sheet. **While we intend to accept all requests for early repurchase of notes, we are not committed to purchasing any note at a particular time or price.**

Hypothetical Returns**

Index Return	Note Return	Payment at Maturity	Payment Upon Early Repurchase
70.0%	70.0%	$1,700.00	$1,695.00
50.0%	50.0%	$1,500.00	$1,495.00
30.0%	30.0%	$1,300.00	$1,295.00
10.0%	10.0%	$1,100.00	$1,095.00
0.0%	0.0%	$1,000.00	$995.00
-10.0%	-10.0%	$900.00	$895.00
-30.0%	-30.0%	$700.00	$695.00
-50.0%	-50.0%	$500.00	$495.00
-100.0%	-100.0%	$0.00	$0.00

Return Profile

At maturity, you will receive a cash payment of $1,000 x (1+Index Return). You may also request that we repurchase your notes prior to maturity, subject to a repurchase fee of $5 per $1,000 notional.* The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase linked to the Index.

The level of the Index incorporates the daily deduction of (a) the index fee of 0.75% per annum and (b) a "daily rebalancing adjustment amount" that is determined by applying a rebalancing adjustment factor of between 0.20% and 0.50% per day, both to aggregate notional amount of each of the VIX futures contracts hypothetically traded that day and the amount of the change, if any, in the level of the exposure to the synthetic short position.

The estimated value described in the preliminary term sheet reflects the daily accrual of the index fee. The daily rebalancing adjustment amount does not impact this estimated value.

The level of the Index and the value of the notes will be adversely affected if the performance of the synthetic long position and the contingent synthetic short position in the relevant VIX futures contracts is not sufficient to offset the daily deduction of both amounts. The daily rebalancing adjustment factor is likely to have a substantial adverse effect on the level of the Index over time.

**The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market outside of the early repurchase feature.



2 year Return Notes linked to the J.P. Morgan Strategic Volatility Dynamic Index

Selected Purchase Considerations

•Uncapped appreciation potential: The notes provide the opportunity to obtain an uncapped return at maturity, or upon early repurchase, linked to the Index (which will reflect the daily deduction of the index fee and the daily rebalancing adjustment amount) subject to, in the case of an early repurchase, the deduction of the Repurchase Fee.

• The averaging convention used to calculate the ending index level could limit returns

• Daily repurchases in minimum denominations equal to the principal amount, subject to a 0.50% repurchase fee.

Selected Risks

• The risks identified below are not exhaustive. Please see "Risk Factors" in the applicable product supplement and any applicable underlying supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.

•Your investment in the notes may result in a loss. The return on your initial investment will reflect the daily deduction of the index fee and the daily rebalancing adjustment amount from the level of the Index and, in the case of an early repurchase, the deduction of the Repurchase Fee. If the Index declines by 100% from its initial level at maturity, you would lose all of your principal. There are no interest payments on the notes.

• Payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of our creditworthiness.

• JPMS' estimated value does not represent future values and may differ from others' estimates.

•The notes' value in customer account statements may be higher than JPMS' then current estimated value for a limited time period.

• Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions used to determine the pricing and estimated value of the notes. The profits JPMorgan earns on the notes do not depend on the performance of the Index.

•Lack of liquidity: The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

Certain Risks Related to the Index

• You may receive less than your initial investment due to the index fee and daily rebalancing adjustment amount, and, in the case of early repurchase, the repurchase fee amount. The daily rebalancing adjustment amount is likely to have a substantial adverse effect on the level of the Index over time. See the cover page of this document for more information.

• Our affiliate, J.P. Morgan Securities plc, is the index calculation agent and may adjust the Index in a way that affects its level.

• The Index has a limited operating history. Hypothetical back-tested data related to the Index does not represent actual historical data and are subject to inherent limitations. The strategy reflected in the Index may not be successful.

• Notes that provide exposure to equity volatility, which are subject to significant fluctuations, are not suitable for all investors. You should actively manage your investment in the notes.

• When the synthetic short is activated, your return depends on the net, not the absolute performance, of the synthetic positions.

•Due to the time lag inherent in the Index, the exposure to the synthetic short position may not be adjusted quickly enough in response to a change in market conditions for the investment strategy on which the Index is based to be successful.

• The Index may experience small positive, zero, or even negative returns during periods of low volatility.

• Because exposure to the synthetic short position is adjusted only if the applicable conditions are satisfied for three consecutive Index Business Days, the exposure to the synthetic short position may not be adjusted during non-trending market conditions.

•The Index is an excess return index and reflects the performance of an uncollateralized investment in futures contracts.

• The level of the Index may not increase even when the synthetic long position and the synthetic short positions, when activated, generates a positive return.

• There is unlimited loss exposure to the synthetic short position, when activated, and such exposure may result in a significant drop in the level of the Index.

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement , any applicable underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. The tax consequences of the notes may be uncertain.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors.This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our filings with the SEC: http://www.sec.gov/Archives/edgar/data/19617/000095010311004940/crt_dp27418-fwp.pdf